

SEC 19010252

DB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response..	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navian Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Walnut Street, Suite 2410
No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Jenkins — (513) 271-0759
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Jenkins ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navian Capital Securities, LLC ______, as of December 31 ______, 2018 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

CFO, FinOP

Title

Notary Public


NOTARY PUBLIC
STATE OF OHIO

KIANA M. RIEMAN
Notary Public, State of Ohio
My Comm. Expires 09/13/2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2018

Navian Capital Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Tim Bonacci
Navian Capital Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(513) 271-0759

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Navian Capital Securities, LLC

Table of Contents



CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Navian Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navian Capital Securities, LLC as of December 31, 2018, the related statements of comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navian Capital Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navian Capital Securities, LLC's management. Our responsibility is to express an opinion on Navian Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navian Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Navian Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Navian Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Navian Capital Securities, LLC's auditor since 2008.
March 11, 2019

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Current Assets		
Cash and cash equivalents	$	185,871
Accounts receivable		247,258
Other receivables		9,272
Investments		86,126
Prepaids and other current assets		12,344
Total current assets		540,871
Restricted cash		25,015
Fixed assets, net		5,226
Total Assets	$	571,112

Liabilities and Member's Equity		
Current Liabilities		
Accounts payable	$	217,475
Accrued liabilities		179,827
Total current liabilities		397,302
Member's Equity		173,810
Total Liabilities and Member's Equity	$	571,112

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	
Referral fees	$ 329,652
Trade spread	3,372,881
Total Revenues	3,702,533
Expenses	
Payroll and related expenses	1,652,187
Marketing	723,743
Travel	350,486
Employee benefits	139,958
Occupancy expense	99,411
Technology expense	98,985
Clearing fees	92,016
Licensing and registration	40,007
Other	18,761
Supplies	17,758
Professional fees	13,650
Depreciation	2,267
Total Expenses	3,249,229
Other Income and Expenses	
Other income	4
Interest expense	(11,116)
Total Other Income, net	(11,112)
Net Income	442,192
Other Comprehensive Income	
Unrealized gains on available for sale securities	1,246
Total Comprehensive Income	$ 443,438

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
Balance at December 31, 2017	$ 150,000	$ -	$ 5,372	$ 155,372
Net Income	-	-	442,192	442,192
Contributions	615,000	-	-	615,000
Distributions	-	-	(1,040,000)	(1,040,000)
Net change in unrealized gains on available-for-sale securities	-	1,246	-	1,246
Balance at December 31, 2018	$ 765,000	$ 1,246	$ (592,436)	$ 173,810

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities:	
Net income	$ 442,192
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	2,267
Increase in accounts receivable	(36,897)
Increase in investments	(56,409)
Decrease in prepaid expense	118
Increase in accounts payable	157,852
Increase in accrued liabilities	83,627
Increase in other receivables	(9,272)
Net cash provided by operating activities	583,478
Cash Flows from Investing Activities:	
Purchase of fixed assets	(2,928)
Net cash used by investing activities	(2,928)
Cash Flows from Financing Activities:	
Repayments on short-term debt	(125,000)
Member contributions	615,000
Member distributions	(1,040,000)
Net cash used by financing activities	(550,000)
Net increase in cash and cash equivalents	30,550
Cash and cash equivalents, beginning of year	155,321
Cash and cash equivalents, end of year	$ 185,871

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Navian Capital Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Navian Capital, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2018, management had determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Leasehold improvements	5 years
Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $1,000.

Investments

The Company accounts for investments in accordance with the provisions of *Accounting for Certain Investments in Debt and Equity Securities* per the ASC standards which require that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains on trading securities are included in earnings currently. Securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $100,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $136,688 at December 31, 2018. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 2.2857 to 1 at December 31, 2018.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions. The Company is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2015.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through March 11, 2019, which was the date the financial statements were available to be issued for the year ended December 31, 2018.

NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform these services. As of December 31, 2018, the Company was above the minimum amount set forth in the agreement.

NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2018, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity linked CDs	$ 84,880	$ 1,246	$ -	$ 86,126

NOTE D – FAIR VALUE MEASUREMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as require by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2018			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity linked CDs	$ -	$ -	$ 86,126	$ 86,126

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2018:

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Purchases, Issuances, and Settlements	Transfers In	Ending Balance
Assets:					
Equity linked CDs	$ -	$ 1,246	$ 84,880	$ -	$ 86,126

The following table provides information on the valuation techniques, significant unobservable inputs and the ranges of values for those for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2018. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Balance at December 31, 2018	Valuation Technique	Significant Unobservable Inputs	Range
Assets:				
Equity linked CDs	$ 86,126	Internally Developed Model	Price	N/A

The Company's remaining asset and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

NOTE E – FIXED ASSETS

Fixed assets consisted of the following at December 31, 2018:

	2018
Furniture and fixtures	$ 4,673
Leashold improvements	7,907
Office equipment	6,846
Computer equipment	22,567
	41,993
Less accumulated depreciation	(36,767)
Fixed assets, net	$ 5,226
Depreciation expense	$ 2,267

NOTE F – RELATED PARTIES

On August 19, 2011, the Company entered into a sublease agreement with the Member for office space located in Cincinnati, Ohio. The Company pays the Member for the square footage used by the Company. The lease has primary terms of 41 months with an option to extend the terms of the lease an additional three years. On March 6, 2015, the option to extend the lease an additional three years was exercised. On February 5, 2018, the option to extend the lease an additional four months was exercised. Further, on March 16, 2018, the option to extend the lease an additional 98 months was exercised. The Member has another wholly-owned subsidiary, Luma Financial Technologies, LLC ("Luma"), which has entered into a sublease agreement with the Member as of June 21, 2018. As an additional subtenant, Luma is responsible for 50% of the lease payments, in which the Company will pay the total lease payments and be reimbursed for 50% of the payments by Luma. Total future minimum lease payments due for the next five years, net of Luma's share of payments, are as follows:

Year Ending December 31, 2019	65,455
Year Ending December 31, 2020	66,765
Year Ending December 31, 2021	68,100
Year Ending December 31, 2022	69,462
Year Ending December 31, 2023	70,851
Thereafter	189,583
Total future minimum lease expense	$ 530,216

For the year ended December 31, 2018 rent expense was $69,480.

The Company has an expense sharing agreement with the Member for the allocation of employee benefits. During 2018, the Company incurred expenses relating to this agreement totaling $176,328.

The Company entered into a platform use agreement with Luma on June 21, 2018. During 2018, the Company incurred expenses relating to this agreement totaling $414,942. As of December 31, 2018, the Company had an outstanding accounts payable balance to Luma of $126, 240.

NOTE G – SHORT-TERM DEBT

On February 23, 2015, the company entered into a line of credit agreement with Navian Capital, LLC for operating capital purposes. The established line of credit is $750,000 and the agreement had a maturity date of February 23, 2016, with the ability to renew annual. The debt acts as a revolving line and bears interest of 3.75% per annum, which is to be paid monthly. On February 23, 2018, the option to renew the line was exercised. The maturity date of the renewal is February 23, 2019.

NOTE H – REVENUE RECOGNITION

Adoption of New Accounting Policies

On January 1, 2018, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers* (ASC 606), using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening member's equity.

NOTE H – REVENUE RECOGNITION (CONTINUED)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Distribution fees

The Company enters into arrangements with issuers of market-linked certificates of deposit and market-linked notes, both considered securities, to distribute to its broker-dealer customers. The Company may receive distribution fees paid on trade date of the securities. The Company believes that its performance obligation is the sale of securities to broker-dealers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable distribution fees for its sale of securities to customers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the security or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Referral fees

The Company enters into arrangements with banks and credit unions ("Deposit Institutions"), and separately with issuers ("Issuers") of structured products, where such Deposit Institutions seek to increase deposits and offset lending via the issuance of market-linked certificates of deposit. These instruments are considered securities and are distributed in the name of the Deposit Institution either to its existing clients or new clients. In order to complete the security transaction on a monthly basis, the Deposit Institution must purchase an option from an Issuer. The Company may receive a referral fee paid on trade date of the securities from the option referral to an Issuer. For these reasons, the Company considers its customer to be the Issuer, as the Company is referring option transactions to the Issuer for compensation. The Company believes that its performance obligation is the referral of option transactions on securities to Issuers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable referral fees for its referral of option transactions to Issuers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the option is transacted for the security or purchaser of the option is identified, the pricing is agreed upon and the risks and rewards of ownership of the option have been transferred to/from the customer.

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

Net Capital:		
Member's equity	$	173,810
Nonallowable assets		(35,415)
Haircuts on securities		(1,707)
Net Capital		136,688
Minimum Capital Required to be Maintained		
(Greater of $100,000 or 6-2/3% of aggregate indebtedness)		(100,000)
Excess Net Capital	$	36,688
Aggregate Indebtedness to Net Capital	$	312,422
Ratio of Aggregate Indebtedness to Net Capital		2.2857 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Navian Capital Securities, LLC's unaudited FOCUS Report as of December 31, 2018. Therefore, no reconciliation of the two computations is deemed necessary.

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(i) of the Rule.



CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Member
Navian Capital Securities, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Navian Capital Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(i)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(2)(i)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

March 11, 2019

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

Navian Capital Securities, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER

RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2018

To the best knowledge and belief of Navian Capital Securities, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2018.



Robert Jenkins

Financial and Operations Principal


Flynn&
Company
CPAs & Business Consultants

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Navian Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which was agreed to by Navian Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Navian Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Navian Capital Securities, LLC's management is responsible for Navian Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

March 11, 2019

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67695 FINRA DEC
Navian Capital Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, OH 45202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Bob Jenkins, (513) 878-1090

2. A. General Assessment (item 2e from page 2) $4,923

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,277)
July 26, 2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,646

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2,646

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $2,646

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.



Navian Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Executive Officer
(Title)

Dated the 19 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,703,781
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(92,016)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	(329,653)
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(421,669)
2d. SIPC Net Operating Revenues	$3,282,112
2e. General Assessment @ .0015	$4,923

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a.* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments.* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions.* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions.* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a *security, or any security future as that term is defined in section 78c(a)(55)(A) of this title,* any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest *therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange* relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in *Section 4(c)(3)(C)[Item 2c(1), page 2].*

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

Navian Capital Securities, LLC
Balance Sheet
As of December 31, 2018

	Jan 31, 18	Feb 28, 18	Mar 31, 18	Apr 30, 18	May 31, 18	Jun 30, 18	Jul 31, 18	Aug 31, 18	Sep 30, 18	Oct 31, 18	Nov 30, 18	Dec 31, 18	Item No.
ASSETS													
Current Assets													
Checking/Savings													
Fifth Third Bank													
Checking	8,254.99	7,125.45	24,164.35	39,323.52	12,691.38	6,362.58	4,469.16	16,829.45	5,050.12	19,511.72	4,061.40	84,797.32	
Savings	2.44	2.44	17.44	7.44	7.44	3.44	10.00	0.00	10.00	0.00	40.00	30.00	
Total Fifth Third Bank	8,257.43	7,127.89	24,181.79	39,330.96	12,698.82	6,366.02	4,479.16	16,829.45	5,060.12	19,511.72	4,101.40	84,827.32	
Total Checking/Savings	8,257.43	7,127.89	24,181.79	39,330.96	12,698.82	6,366.02	4,479.16	16,829.45	5,060.12	19,511.72	4,101.40	84,827.32	
Accounts Receivable													
Accounts Receivable	324,076.02	397,388.25	288,355.79	282,414.83	272,791.01	288,874.52	346,151.90	357,826.70	369,762.67	332,866.78	353,769.31	247,257.75	
Total Accounts Receivable	324,076.02	397,388.25	288,355.79	282,414.83	272,791.01	288,874.52	346,151.90	357,826.70	369,762.67	332,866.78	353,769.31	247,257.75	
Other Current Assets													
COR Clearing Deposit	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	25,014.51	
COR Clearing Investment Account	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	1,043.40	
COR Clearing Inventory Deposit	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	
COR Clearing Margin Inventory	230,309.64	181,335.69	117,261.50	113,310.30	201,258.30	136,030.00	73,766.00	21,621.30	4,206.80	128,804.70	41,602.70	86,125.90	
Other Receivables	0.00	0.00	0.00	0.00	160.00	3,692.63	8,792.63	10,549.35	17,101.07	15,038.57	3,692.63	9,271.85	
Prepaid Expenses													
Prepaid Business Insurance	1,206.63	1,091.71	976.79	861.88	746.96	632.04	517.13	402.21	287.29	172.38	2,120.46	2,063.00	
Prepaid License Fees	5,946.53	1,982.18	0.00	5,946.53	1,982.19	9,910.88	5,946.53	1,982.18	9,910.88	5,946.53	1,982.18	10,031.25	
Prepaid Expenses - Other	354.33	250.00	250.00	250.00	250.00	250.00	250.00	3,250.00	250.00	250.00	250.00	250.00	
Total Prepaid Expenses	7,507.49	3,323.89	1,226.79	7,058.41	2,979.15	10,792.92	6,713.66	5,634.39	10,448.17	6,368.91	4,352.64	12,344.25	
Total Other Current Assets	363,875.04	310,717.49	244,546.20	246,426.62	330,455.36	276,573.46	215,330.20	163,862.95	157,813.95	276,270.09	175,705.88	233,799.91	
Total Current Assets	696,208.49	715,233.63	557,083.78	568,172.41	615,945.19	571,814.00	565,961.26	538,519.10	532,636.74	628,648.59	533,576.59	565,884.98	
Fixed Assets													
Furniture and Fixtures	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	4,673.34	
Accum Depr - F&F	-4,296.14	-4,351.78	-4,407.42	-4,463.06	-4,518.70	-4,574.31	-4,629.95	-4,665.55	-4,673.34	-4,673.34	-4,673.34	-4,673.34	
Leashold Improvements	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	7,907.00	
Accum Depr - LI	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	-7,907.00	
Office Equipment	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	6,846.31	
Accum Depr - Office Equipment	-3,351.30	-3,432.80	-3,514.30	-3,595.80	-3,677.30	-3,758.82	-3,840.33	-3,921.83	-4,003.33	-4,077.44	-4,144.16	-4,210.88	
Computer Equipment	38,914.12	38,914.12	38,914.12	38,914.12	38,914.12	38,914.12	38,914.12	21,508.69	22,566.68	22,566.68	22,566.68	22,566.68	
Accum Depr - Comp Equip	-38,526.42	-38,677.81	-38,811.40	-38,896.16	-38,914.12	-38,914.12	-38,914.12	-19,664.83	-19,731.46	-19,812.79	-19,894.12	-19,975.45	
Total Fixed Assets	4,259.91	3,971.38	3,700.65	3,478.75	3,323.65	3,186.52	3,049.37	4,776.13	5,678.20	5,522.76	5,374.71	5,226.66	
TOTAL ASSETS	700,468.40	719,205.01	560,784.43	571,651.16	619,268.84	575,000.52	569,010.63	543,295.23	538,314.94	634,171.35	538,951.30	571,111.64	
LIABILITIES & EQUITY													
Liabilities													
Current Liabilities													
Accounts Payable													
Accounts Payable	66,835.23	65,667.78	78,649.73	75,379.02	64,244.76	73,184.66	156,761.65	160,116.11	177,085.65	171,503.02	164,638.46	217,475.19	
Total Accounts Payable	66,835.23	65,667.78	78,649.73	75,379.02	64,244.76	73,184.66	156,761.65	160,116.11	177,085.65	171,503.02	164,638.46	217,475.19	
Other Current Liabilities													
COR Clearing Margin	229,410.00	180,615.60	113,007.50	109,545.00	200,973.50	135,985.00	74,820.00	21,589.19	3,960.00	123,759.87	41,107.55	84,880.05	
Accrued Liabilities	10,011.80	13,609.93	5,232.18	4,333.33	7,004.16	6,800.00	8,374.18	8,666.67	9,750.00	11,154.28	12,016.67	16,676.08	
Accrued Management Fees													
Tim Bonacci	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	
Total Accrued Management Fees	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	
Accrued Sales Incentive	*55,924.93*	*90,108.02*	*57,981.55*	*53,312.78*	*50,172.84*	*65,339.22*	*62,746.37*	*78,260.26*	91,181.10	73,320.35	64,504.88	63,270.91	
Line of Credit - Navian Capital	115,000.00	130,000.00	150,000.00	115,000.00	135,000.00	75,000.00	100,000.00	100,000.00	75,000.00	64,000.00	75,000.00	0.00	
Total Other Current Liabilities	418,680.07	422,666.89	334,554.57	290,524.45	401,483.84	291,457.56	254,273.89	223,516.12	194,891.10	287,234.50	207,629.10	179,827.04	
Total Current Liabilities	485,515.30	488,334.67	413,204.30	365,903.47	465,728.60	364,642.22	411,035.54	383,632.23	371,976.75	458,737.52	372,267.56	397,302.23	

Navian Capital Securities, LLC
Balance Sheet
As of December 31, 2018

	Jan 31, 18	Feb 28, 18	Mar 31, 18	Apr 30, 18	May 31, 18	Jun 30, 18	Jul 31, 18	Aug 31, 18	Sep 30, 18	Oct 31, 18	Nov 30, 18	Dec 31, 18	Item No.
Total Liabilities	485,515.30	488,334.67	413,204.30	365,903.47	465,728.60	364,642.22	411,035.54	383,632.23	371,976.75	458,737.52	372,267.56	397,302.23	
Equity													
Navian Capital, LLC Investment	150,000.00	150,000.00	175,000.00	175,000.00	200,000.00	200,000.00	280,000.00	360,000.00	450,000.00	550,000.00	625,000.00	765,000.00	
Dividend Distribution	-50,000.00	-175,000.00	-315,000.00	-315,000.00	-440,000.00	-465,000.00	-615,000.00	-695,000.00	-775,000.00	-865,000.00	-965,000.00	-1,040,000.00	
Retained Earnings	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	5,371.92	
Unrealized Investment Gain/Loss	899.64	720.09	4,254.00	3,765.30	284.80	45.00	-1,054.00	32.11	246.80	5,044.83	495.15	1,245.85	2a
Net Income	108,681.54	249,778.33	277,954.21	336,610.47	387,883.52	469,941.38	488,657.17	489,258.97	485,719.47	480,017.08	500,816.67	442,191.64	
Total Equity	214,953.10	230,870.34	147,580.13	205,747.69	153,540.24	210,358.30	157,975.09	159,663.00	166,338.19	175,433.83	166,683.74	173,809.41	
TOTAL LIABILITIES & EQUITY	700,468.40	719,205.01	560,784.43	571,651.16	619,268.84	575,000.52	569,010.63	543,295.23	538,314.94	634,171.35	538,951.30	571,111.64	

Navian Capital Securities, LLC
Profit & Loss
January through December 2018

	Jan 18	Feb 18	Mar 18	Apr 18	May 18	Jun 18	Jul 18	Aug 18	Sep 18	Oct 18	Nov 18	Dec 18	TOTAL	Item No.
Ordinary Income/Expense														
Income														
Revenue														
Option Referral Fees	41,319.60	40,863.00	33,206.50	33,892.70	19,968.00	22,693.50	24,632.00	16,515.50	25,282.00	28,057.50	19,274.50	23,947.50	329,652.30	2c(6)
Riskless Trade Spread	242,543.75	312,774.50	180,233.00	226,510.25	224,339.35	246,149.05	276,930.25	306,464.00	310,870.40	302,848.80	300,793.25	180,234.00	3,110,690.60	
Secondary Trading	24,871.72	21,852.08	24,370.38	21,290.64	14,050.69	21,274.79	26,688.65	29,404.91	18,296.79	14,406.06	20,924.39	24,100.67	261,531.77	
Interest on Inventory Trading	0.00	0.00	0.00	0.00	0.00	294.00	0.00	112.50	215.00	0.00	37.50	0.00	659.00	
Total Revenue	308,735.07	375,489.58	237,809.88	281,693.59	258,358.04	290,411.34	328,250.90	352,496.91	354,664.19	345,312.36	341,029.64	228,282.17	3,702,533.67	2a
Total Income	308,735.07	375,489.58	237,809.88	281,693.59	258,358.04	290,411.34	328,250.90	352,496.91	354,664.19	345,312.36	341,029.64	228,282.17	3,702,533.67	
Gross Profit	308,735.07	375,489.58	237,809.88	281,693.59	258,358.04	290,411.34	328,250.90	352,496.91	354,664.19	345,312.36	341,029.64	228,282.17	3,702,533.67	
Expense														
Licensing & Registrations														
CUSIP Service Bureau	346.00	356.00	356.00	356.00	356.00	356.00	356.00	623.00	534.00	623.00	534.00	534.00	5,330.00	
Dues and Subscriptions	589.28	490.40	1,739.78	1,849.74	2,257.66	2,006.81	1,202.79	968.21	1,141.14	589.64	525.84	449.62	13,810.91	
FINRA / NASD Expense														
CRD Daily Balance Contributions	2,275.00	445.00	0.00	0.00	142.85	750.00	0.00	0.00	755.00	0.00	0.00	0.00	4,367.85	
Fingerprint Card Fee	30.00	0.00	0.00	0.00	0.00	10.00	0.00	0.00	0.00	0.00	0.00	0.00	40.00	
FINRA Gross Income Assessment	0.00	0.00	0.00	5,654.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,654.15	
SIPC Fees	0.00	1,808.00	0.00	0.00	0.00	0.00	2,277.00	0.00	0.00	0.00	0.00	0.00	4,085.00	
FINRA / NASD Expense - Other	507.93	0.00	135.23	0.00	134.59	0.00	142.59	0.00	174.89	0.00	4,523.93	0.00	5,619.16	
Total FINRA / NASD Expense	2,812.93	2,253.00	135.23	5,654.15	277.44	760.00	2,419.59	0.00	929.89	0.00	4,523.93	0.00	19,766.16	
State of Delaware Incorporation	0.00	0.00	0.00	300.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	300.00	
Licensing & Registrations - Other	0.00	0.00	0.00	99.98	0.00	0.00	0.00	0.00	0.00	700.00	0.00	0.00	799.98	
Total Licensing & Registrations	3,748.21	3,099.40	2,231.01	8,259.87	2,891.10	3,122.81	3,978.38	1,591.21	2,605.03	1,912.64	5,583.77	983.62	40,007.05	
Professional Fees														
Audit Fees	1,083.33	1,083.34	1,083.33	1,083.33	1,083.33	1,083.34	1,083.33	1,083.34	1,083.33	1,083.33	1,083.34	1,733.33	13,650.00	
Total Professional Fees	1,083.33	1,083.34	1,083.33	1,083.33	1,083.33	1,083.34	1,083.33	1,083.34	1,083.33	1,083.33	1,083.34	1,733.33	13,650.00	
Marketing														
Promotional	288.91	1,017.27	73.94	29.00	29.00	337.25	2,293.10	29.00	856.41	29.00	964.10	29.00	5,975.98	
Marketing Distribution	14,815.00	15,212.50	20,020.00	25,760.00	18,867.50	22,095.00	103,051.00	110,123.00	112,546.00	107,817.00	101,449.00	64,836.00	716,592.00	
Conferences	0.00	1,000.00	0.00	0.00	0.00	0.00	0.00	175.00	0.00	0.00	0.00	0.00	1,175.00	
Total Marketing	15,103.91	17,229.77	20,093.94	25,789.00	18,896.50	22,432.25	105,344.10	110,327.00	113,402.41	107,846.00	102,413.10	64,865.00	723,742.98	
Clearing Fees														
Platform Fees	365.60	341.00	250.00	312.00	361.40	334.00	459.00	468.15	751.80	593.75	772.95	560.65	5,570.30	
COR Clearing Fees	6,682.61	7,220.30	6,173.90	6,714.07	5,920.64	7,844.63	6,827.81	8,420.52	8,744.60	7,283.20	7,170.65	7,442.42	86,445.35	
Total Clearing Fees	7,048.21	7,561.30	6,423.90	7,026.07	6,282.04	8,178.63	7,286.81	8,888.67	9,496.40	7,876.95	7,943.60	8,003.07	92,015.65	2c(3)
General and Administrative														
Bank Charges	103.50	123.50	174.50	127.50	195.00	215.00	158.50	168.50	194.00	143.00	194.00	137.50	1,934.50	
Business Insurance	86.41	114.92	114.92	114.91	114.92	114.92	114.91	114.92	114.92	114.91	114.92	57.46	1,293.04	
Cellular & Office Telephone	1,014.99	944.29	1,016.81	1,290.09	1,412.97	888.67	919.44	1,300.08	1,283.21	1,208.45	1,109.89	1,035.36	13,424.25	
Donations	0.00	0.00	0.00	0.00	0.00	250.00	0.00	4,500.00	3,000.00	0.00	0.00	0.00	7,750.00	
Education & Training	270.26	0.00	76.94	0.00	0.00	49.00	0.00	0.00	0.00	0.00	0.00	0.00	396.20	
Internet Connectivity	689.47	839.47	941.97	324.95	808.03	458.90	684.97	678.25	462.76	462.76	420.76	564.18	7,336.47	
Office Rent														
Maintenance	261.01	387.53	387.53	261.01	3,600.19	0.00	0.00	0.00	0.00	210.20	0.00	0.00	5,107.47	
Office Rent - Other	8,504.33	8,504.33	8,504.33	8,504.33	8,504.33	0.00	0.00	5,391.71	5,391.71	5,391.71	5,391.71	5,391.71	69,480.20	
Total Office Rent	8,765.34	8,891.86	8,891.86	8,765.34	12,104.52	0.00	0.00	5,391.71	5,391.71	5,601.91	5,391.71	5,391.71	74,587.67	
Office Supplies	397.84	1,256.21	1,578.91	536.60	1,001.13	667.39	1,219.12	917.00	1,839.88	1,887.43	1,162.81	2,208.58	14,672.90	
Postage & Shipping	317.44	249.50	1,163.82	451.31	823.53	541.98	449.84	186.10	769.58	1,230.12	736.10	467.50	7,386.82	
Printing	27.01	65.10	155.07	46.08	52.72	339.98	330.70	413.37	549.63	236.07	530.88	338.95	3,085.56	
Technology & Server	9,156.45	7,049.37	9,052.66	10,101.28	9,885.91	7,073.59	9,977.59	11,421.52	6,322.50	7,117.09	6,000.22	5,827.08	98,985.26	

Navian Capital Securities, LLC
Profit & Loss
January through December 2018

	Jan 18	Feb 18	Mar 18	Apr 18	May 18	Jun 18	Jul 18	Aug 18	Sep 18	Oct 18	Nov 18	Dec 18	TOTAL	Item No.
Utilities	375.00	874.79	375.00	375.00	375.00	375.00	375.00	187.50	187.50	187.50	187.50	187.50	4,062.29	
Total General and Administrative	21,203.71	20,409.01	23,542.46	22,133.06	26,773.73	10,974.43	14,230.07	25,278.95	20,115.69	18,189.24	15,848.79	16,215.82	234,914.96	
Business Travel														
Airfare	3,183.00	3,445.02	5,155.47	8,640.04	8,220.40	7,418.18	9,870.16	6,070.94	8,553.61	10,417.16	5,576.69	7,009.67	83,560.34	
Auto Mileage	1,179.94	1,268.44	1,200.26	1,382.12	1,936.48	1,258.18	1,389.41	1,353.44	1,196.82	1,282.08	1,338.52	1,271.83	16,057.52	
Auto Parking	786.90	779.62	1,285.29	969.96	996.89	798.00	815.10	1,242.84	1,164.51	1,139.00	1,469.72	771.80	12,219.63	
Auto Rental	783.48	891.37	2,415.86	1,140.64	3,364.35	1,855.74	2,649.92	3,065.38	2,984.52	3,280.27	2,000.64	2,820.57	27,252.74	
Auto Rental Fuel	194.23	358.88	566.98	532.53	494.13	776.04	909.50	791.70	1,019.49	663.46	467.24	628.21	7,402.39	
Hotel Expense	1,302.83	2,526.55	7,855.18	4,066.06	4,109.44	7,196.63	10,102.78	7,523.93	6,013.60	8,021.95	6,478.31	4,591.87	69,789.13	
Meals and Entertainment - 50%	3,453.37	5,887.35	8,679.58	7,735.34	9,075.79	7,339.99	9,722.65	10,488.29	13,968.67	11,306.77	10,778.37	19,887.52	118,323.69	
Taxi Fare	306.82	426.61	774.23	733.00	812.48	993.05	1,187.24	1,010.10	1,108.08	2,263.75	1,941.57	1,408.68	12,965.61	
Business Travel - Other	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	625.95	2,288.83	2,914.78	
Total Business Travel	11,190.57	15,583.84	27,932.85	25,199.69	29,009.96	27,635.81	36,646.76	31,546.62	36,009.30	38,374.44	30,677.01	40,678.98	350,485.83	
Compensation														
Salaries	45,990.94	49,958.33	49,958.33	49,958.33	48,509.05	49,164.68	49,958.33	55,088.76	61,030.79	61,541.67	61,541.67	61,541.67	644,242.55	
Sales Incentive Compensation	60,924.93	87,476.34	46,346.04	53,312.78	44,991.57	56,411.72	62,746.37	72,194.51	76,687.30	73,320.35	58,147.66	54,092.94	746,652.51	
ER Payroll Taxes	13,028.81	10,087.32	10,517.11	8,819.53	7,895.93	7,353.73	9,459.68	9,576.84	10,100.18	11,854.21	8,804.62	6,539.16	114,037.12	
Payroll Insurance	225.87	296.83	446.73	175.25	200.03	202.48	111.81	1,233.67	171.44	395.43	399.28	316.44	4,175.26	
Payroll Processing	446.78	181.09	181.09	245.31	193.53	211.38	260.35	213.46	215.54	264.51	211.00	455.75	3,079.79	
Total Compensation	120,617.33	147,999.91	107,449.30	112,511.20	101,790.11	113,343.99	122,536.54	138,307.24	148,205.25	147,376.17	129,104.23	122,945.96	1,512,187.23	
Management Fees														
Tim Bonacci	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	21,666.66	15,000.00	15,000.00	15,000.00	15,000.00	140,000.04	
Total Management Fees	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	8,333.34	21,666.66	15,000.00	15,000.00	15,000.00	15,000.00	140,000.04	
Benefits														
Health Insurance														
H.S.A Processing Fees	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	108.00	
Tim Bonacci	1,718.44	1,718.44	1,718.44	1,718.44	1,718.44	1,881.72	1,881.72	1,881.72	1,881.72	1,881.72	1,881.72	1,882.62	21,765.14	
Tim Bonacci - HSA	575.00	575.00	575.00	575.00	575.00	575.00	575.00	575.00	575.00	575.00	575.00	575.00	6,900.00	
Health Insurance - Other	6,391.23	8,335.65	7,323.28	7,387.99	7,323.28	8,447.37	3,567.03	6,886.77	6,095.34	6,274.66	6,356.39	10,494.59	84,883.58	
Total Health Insurance	8,693.67	10,638.09	9,625.72	9,690.43	9,625.72	10,913.09	6,032.75	9,352.49	8,561.06	8,740.38	8,822.11	12,961.21	113,656.72	
401k Matching Contributions	1,888.55	1,368.01	1,636.02	1,923.32	1,335.12	1,341.43	2,962.57	2,535.31	2,686.75	3,557.07	2,709.91	2,357.57	26,301.63	
Total Benefits	10,582.22	12,006.10	11,261.74	11,613.75	10,960.84	12,254.52	8,995.32	11,887.80	11,247.81	12,297.45	11,532.02	15,318.78	139,958.35	
Total Expense	198,910.83	233,306.01	208,351.87	221,949.31	206,020.95	207,359.12	308,434.65	350,577.49	357,165.22	349,956.22	319,185.86	285,744.56	3,246,962.09	
Net Ordinary Income	109,824.24	142,183.57	29,458.01	59,744.28	52,337.09	83,052.22	19,816.25	1,919.42	-2,501.03	-4,643.86	21,843.78	-57,462.39	455,571.58	
Other Income/Expense														
Other Income														
Other Income	3.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3.81	
Total Other Income	3.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3.81	
Other Expense														
Depreciation Expense	306.31	288.53	270.73	221.90	155.10	137.13	137.15	143.07	155.92	155.44	148.05	148.05	2,267.38	
Interest Expense	840.20	798.25	1,011.40	866.12	908.94	857.23	963.31	1,174.55	882.55	903.09	896.14	1,014.59	11,116.37	
Total Other Expense	1,146.51	1,086.78	1,282.13	1,088.02	1,064.04	994.36	1,100.46	1,317.62	1,038.47	1,058.53	1,044.19	1,162.64	13,383.75	
Net Other Income	-1,142.70	-1,086.78	-1,282.13	-1,088.02	-1,064.04	-994.36	-1,100.46	-1,317.62	-1,038.47	-1,058.53	-1,044.19	-1,162.64	-13,379.94	
Net Income	108,681.54	141,096.79	28,175.88	58,656.26	51,273.05	82,057.86	18,715.79	601.80	-3,539.50	-5,702.39	20,799.59	-58,625.03	442,191.64	